SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                                  MedQuist Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    584949101
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                                 (CUSIP Number)


                             Stephen M. Kotran, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 22, 2000
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [ ].

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CUSIP NO. 584949101
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 1.      NAME OF REPORTING PERSON

         Koninklijke Philips Electronics N.V.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         222531298
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS
         OO
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
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                  7.     SOLE VOTING POWER
  NUMBER OF              -0-
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.     SHARED VOTING POWER
  OWNED BY               3,060,733
    EACH          --------------------------------------------------------------
 REPORTING        9.     SOLE DISPOSITIVE POWER
   PERSON                -0-
    WITH          --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                         3,060,733
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         3,060,733
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
     CO

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                                       -2-

Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this Statement relates is the common stock, no par value (the "Shares"), of MedQuist Inc., a New Jersey corporation (the "Issuer"), whose principal executive offices are located at Five Greentree Centre, Suite 311, Marlton, New Jersey 08053.

Item 2.  Identity and Background.
         -----------------------

         (a)-(c); (f). This Statement is being filed by Koninklijke Philips Electronics N.V.("Royal Philips"), a corporation incorporated under the laws of the Netherlands. Royal Philips has its principal executive offices at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, the Netherlands. Royal Philips has manufacturing and sales organizations in over 60 countries. It delivers products, systems and services in the fields of lighting, consumer electronics and communications, domestic appliances and personal care, components, semiconductors, medical systems and information technology.

         Attached as Schedule I hereto and incorporated by reference herein is a list of the directors and executive officers of Royal Philips. Schedule I sets forth each of such persons' name, citizenship, business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted.

         (d)-(e). During the last five years, neither Royal Philips, nor, to the best of its knowledge, any person listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Royal Philips estimates that the total amount of funds required to purchase 1,149,759 Shares (as contemplated by the Shareholder Agreements and described in Items 4 and 5 herein) will be $58,637,709.

         Royal Philips presently intends to finance the purchase with its cash position and cash flow from existing businesses.

Item 4.  Purpose of the Transaction.
         --------------------------

         Purpose: Pursuant to the terms of a Tender Offer Agreement, dated as of May 22, 2000, between Royal Philips and the Issuer (the "Tender Offer Agreement"), on June 1, 2000, Royal Philips commenced a tender offer (the "Offer") for 22,250,327 Shares, which constitutes approximately 57% of the fully diluted Shares. In connection with the execution and delivery of the Tender Offer Agreement, Royal Philips also entered into separate Shareholder Agreements, each dated May 22, 2000, with seven members of the Issuer's senior management (each a "Shareholder Agreement" and, collectively, the "Shareholder Agreements"), pursuant to which, if Royal Philips purchases Shares pursuant to the terms and conditions of the Offer, it will, promptly after expiration of the Offer, purchase an additional 1,149,759 Shares in the aggregate from the shareholders who are parties to the Shareholder Agreements.

         After the completion of the purchase of Shares pursuant to the Offer and pursuant to the terms of the Shareholder Agreements, Royal Philips will own approximately 60% of the fully diluted Shares, and the Issuer will be a direct majority-owned subsidiary of Royal Philips.

         Plans for the Issuer: As of the date hereof and except as otherwise described in this Item 4, Royal Philips does not have any plans or proposals with respect to the Issuer that relate to, or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

         (j) Any action similar to any of those enumerated above.

         Royal Philips expects after acquiring 60% of the fully diluted Shares upon the successful completion of the Offer and the purchases contemplated by the Shareholder Agreements to evaluate and review the Issuer and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of the Issuer with those of other business units of Royal Philips and its affiliates. Accordingly, Royal Philips reserves the right to change its plans and intentions at any time, as it deems appropriate and, subject to the terms and conditions of the Governance Agreement, dated as of May 22, 2000, between Royal Philips and the Issuer (the "Governance Agreement"), such changes could include, among other things, restructuring the Issuer through changes in the Issuer's business, corporate structure, certificate of incorporation, by-laws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations.

         Royal Philips also intends to evaluate and review its investment in the Issuer on an ongoing basis. In particular, although Royal Philips has no present intention to acquire any Shares other than the 22,250,327 Shares to be acquired pursuant to the Offer and the 1,149,759 Shares to be acquired pursuant to the Shareholder Agreements, and has no present intention to dispose of any of such Shares once acquired, Royal Philips may, subject to the terms of the Governance Agreement, acquire additional Shares or may dispose of Shares on the Nasdaq Stock Market, in privately negotiated transactions or otherwise. Any such transactions may be effected at any time and from time to time, and may be made upon such terms and at such prices as Royal Philips shall determine.

         Assuming the Tender Offer Condition (as such term is defined in the Tender Offer Agreement), has been satisfied and Royal Philips purchases Shares validly tendered and not withdrawn pursuant to the terms and conditions of the Offer, Royal Philips intends, subject to Rule 14f-1 of the Exchange Act, to promptly exercise its rights under the Governance Agreement to obtain majority representation on, and control of, the Issuer's board of directors. Under the Governance Agreement, the Issuer has agreed that it will take any and all action necessary so that, promptly following Royal Philips' purchase of Shares pursuant to the terms and conditions of the Offer, the board of directors will consist of eleven directors, six of which will be designated by Royal Philips. Royal Philips presently intends to select those designees included in Schedule I to Issuer's Solicitation/Recommendation Statement on Schedule 14D-9, which was filed with the Securities and Exchange Commission on June 1, 2000.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

         As of the date hereof, as explained in more detail below, Royal Philips beneficially owns 3,060,733 Shares, which constitutes approximately 8.2% of the outstanding Shares on a fully diluted basis and has shared voting and/or dispositive power over such Shares.

         The following is a summary of certain provisions of the Shareholder Agreements. The following summary is not a complete description of the terms and conditions of such agreements and is qualified in its entirety by reference to the full text of each of the Shareholder Agreements which are attached hereto as Exhibits 2, 3, 4, 5, 6, 7 and 8 hereto and are incorporated herein by reference. Capitalized terms not otherwise defined below have the respective meanings set forth in the Shareholder Agreements.

     THE SHAREHOLDER AGREEMENTS.

         Royal Philips has entered into the Shareholder Agreements with the following members of Issuer's senior management:

              Name                                    Position
              ----                                    --------

         David A. Cohen                     Chairman and Chief Executive
                                            Officer
         John A. Donohoe, Jr.               President and Chief Operating
                                            Officer
         John R. Emery                      Chief Financial
                                            Officer
         John M. Suender                    General Counsel
         Ronald A. Scarpone                 Senior Vice President of New
                                            Business Development
         Ethan Cohen                        Senior Vice President and
                                            Chief Technology Officer
         John W. Quaintance                 Senior Vice President

         Each Shareholder Agreement provides that if Royal Philips purchases Shares pursuant to the Offer, then promptly after the Offer expires, Royal Philips will purchase from the shareholder a party thereto the number of Shares set forth opposite that individual's name in the following table, at a price per Share equal to the price per Share to be paid by Royal Philips in the Offer:

                  Name                                   Number of Shares
                  ----                                   ----------------
         David A. Cohen                                       779,530
         John A. Donohoe, Jr.                                 124,224
         John R. Emery                                         46,057
         John M. Suender                                       56,289
         Ronald A. Scarpone                                    74,570
         Ethan Cohen                                           39,489
         John W. Quaintance                                    29,600

         Total                                              1,149,759

         Each Shareholder Agreement also provides that, except with respect to the 1,149,759 Shares to be sold to Royal Philips pursuant to the terms of the Shareholder Agreements, until May 22, 2002 (unless the agreement is otherwise terminated in accordance with its terms), the shareholder will not sell or dispose of (i) any Shares, or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive Shares, owned on the date of the Shareholder Agreement,
(ii) any Shares issued upon the exercise of options or warrants to purchase any Shares referred to in the preceding clause (i), (iii) any options to purchase any Shares issued in accordance with the option grant contemplated by such individual's employment agreement with the Issuer, dated as of May 22, 2000, or
(iv) any Shares issued upon the exercise of the options to purchase Shares referred to in the preceding clause (iii), in each case, owned directly by the shareholder a party thereto or with respect to which the shareholder has beneficial ownership within the rules and regulations of the Securities and Exchange Commission.

         Each shareholder has further agreed that at any shareholder meeting, or in any written consent in lieu thereof, such shareholder will vote his Shares against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Offer, including, but not limited to:

         (a) any acquisition agreement or other similar agreement related to an Acquisition Proposal (as such term is defined in the Tender Offer Agreement);

         (b) any change in the Issuer's management or the Issuer's board of directors, except as otherwise agreed to in writing by Royal Philips; or

         (c) any other material change in the Issuer's corporate structure or business.

             The Shareholder Agreements will terminate concurrent with the earlier of: (a) the termination of the Tender Offer Agreement and (b) the occurrence of any of the conditions that result in a revocation of the waiver given by such shareholder in his employment agreement with the Issuer with respect to certain options held by such shareholder that would otherwise vest upon Royal Philips' purchase of Shares pursuant to the Offer.

             The following table sets forth, as of the date hereof, the number of Shares and options held by each shareholder.

Name                                Shares Owned       Options Owned*
----                                ------------       -------------

David A. Cohen,                     1,208,826          740,000
John A. Donohoe, Jr.                  109,502          387,392
John R. Emery                             143          115,000
John M. Suender                        18,722          122,000
Ronald A. Scarpone                          0           98,723
Ethan Cohen                            15,337          171,088
John W. Quaintance                          0           74,000

Total                               1,352,530        1,708,203

         None of the persons listed in Schedule I beneficially owns or has a right to acquire any Shares or has engaged in any transaction in the Shares in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.
         ---------------------------------------

         Other than as set forth in response to Item 5 and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Royal Philips or any of the persons set forth in Schedule I hereto and between such persons and any person with respect to any securities of the Issuer.

         The following is a summary of certain provisions of each of the Tender Offer Agreement and the Governance Agreement. This following summary of each of such agreements is not a complete description of the terms and

-------------------

* As of the date hereof, the number of Shares issuable upon exercise of options exercisable within 60 days is as follows: (i) for David A. Cohen, 374,002 Shares; for John A. Donohoe, Jr., 228,392 Shares; for John R. Emery, 45,914 Shares; for John M. Suender, 47,000 Shares; for Ronald A. Scarpone, 90,088 Shares; for Ethan Cohen, 39,489 Shares; and for John W. Quaintance, 29,600 Shares.

conditions of such agreements and is qualified in its entirety by reference to the full text of each of the Tender Offer Agreement and the Governance Agreement which are attached hereto as Exhibits 1 and 9 hereto and are incorporated herein by reference. Capitalized terms not otherwise defined below have the respective meanings set forth in the Tender Offer Agreement and the Governance Agreement.

     THE TENDER OFFER AGREEMENT.

         General. The Tender Offer Agreement provides that Royal Philips will commence the Offer and that upon the terms and subject to prior satisfaction or waiver (to the extent permitted to be waived) of the conditions set forth in the Offer, promptly after expiration of the Offer, Royal Philips will accept for payment, and pay for, 22,250,327 Shares validly tendered and not withdrawn pursuant to the Offer that Royal Philips is permitted to accept and pay for under applicable law. The Tender Offer Agreement provides that Royal Philips has the right, in its sole discretion, to modify and make certain changes to the terms and conditions of the Offer.

         Termination of the Tender Offer Agreement. The Tender Offer Agreement may be terminated at any time before Royal Philips has purchased Shares pursuant to the Offer:

         (1) by mutual written consent duly authorized by the boards of directors of Royal Philips and the Issuer;

         (2) by the board of directors of either Royal Philips or the Issuer if:

             (a) such termination of the Offer is not in violation of the terms of the Offer or of the Tender Offer Agreement; or

         (3) by the Issuer if:

             (a) Royal Philips has failed to comply in any material respect with any of its covenants or agreements contained in the Tender Offer Agreement, and which failure has not been cured prior to the earlier of:

                (I) five (5) business days following the giving of written notice to Royal Philips; or

                (II) the business day prior to the date on which the Offer is scheduled to expire; or

             (b) the board of directors of the Issuer receives or there is publicly announced a bona fide written Acquisition Proposal that was unsolicited and did not otherwise result from a breach of the Tender Offer Agreement, and the board of directors of the Issuer determines in good faith:

                (I) after consultation with an investment banking firm of
             national standing, that such Acquisition Proposal is a Superior Proposal; and

                (II) after consultation with outside counsel, that approval, acceptance or recommendation of such Acquisition Proposal or tender or exchange offer is necessary in order for its directors to comply with their respective fiduciary duties, and the Issuer substantially concurrently with such termination enters into a definitive agreement containing the terms of the Superior Proposal. Notwithstanding the above, the Issuer may not terminate the Tender Offer Agreement pursuant to this provision, unless the Issuer complies with:

                    (A) all the provisions of the Tender Offer Agreement,
                including the applicable notification provisions; and

                    (B) all applicable requirements of the Tender Offer
                Agreement, including the payment of the termination fee prior to or concurrently with such termination.

         In addition, the Issuer may not exercise its right to terminate the Tender Offer Agreement pursuant to this provision until after three (3) days following Royal Philips' receipt of written notice from the Issuer advising Royal Philips that the Issuer's board of directors has received a Superior Proposal (or that a tender or exchange offer with respect to the Shares has been commenced) and that such board of directors will, subject to any action taken by Royal Philips, cause the Issuer to accept such proposal (or recommend such tender or exchange offer), and specifying the material terms and conditions of the proposal and identifying the person making such proposal (it being understood and agreed that any amendment to the price or any other material term of the proposal requires an additional notice and a new three-day period).

         (4) by the board of directors of Royal Philips if:

             (a) the Issuer fails to comply in any material respect with any of its covenants or agreements contained in the Tender Offer Agreement, and which failure is not cured prior to the earlier of:

                (I) five (5) business days following the giving of written notice to the Issuer of such failure; or

                (II) the business day prior to the date on which the Offer is then scheduled to expire; or

             (b) the board of directors of the Issuer amends or modifies in a manner adverse to Royal Philips its approval or recommendation of the Offer, withdraws such recommendation or approves or recommends any other Acquisition Proposal, or resolves to do any of the foregoing; or

             (c) if the Issuer or any of the other affiliated or related persons or entities described in the Tender Offer Agreement takes any actions that would be proscribed by Section 3.2 of the Tender Offer Agreement but for the exception therein allowing certain actions to be taken by the Issuer's board of directors after consultation with outside counsel if necessary to comply with its fiduciary obligations under applicable law.

         Effect of Termination. If the Tender Offer Agreement is terminated, neither Royal Philips nor the Issuer (or any of their respective directors or officers) will have any liability or further obligation to the other party, except that each will remain liable for any breach of the Tender Offer Agreement. In addition, the Tender Offer Agreement's provisions regarding confidentiality, public statements regarding the transactions contemplated by the agreement and fees and expenses will survive termination.

         Fees and Expenses. Each of the Issuer and Royal Philips will pay their respective expenses in connection with the Tender Offer Agreement, except that the parties have agreed that the Issuer will be required to pay Royal Philips a termination payment of $44,750,000 if:

             (i) the Offer has remained open for at least twenty (20) business days;

             (ii) the Tender Offer Condition has not been satisfied;

             (iii) the Offer is terminated without the purchase of any Shares thereunder;

             (iv) at the time the Offer is terminated, any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Royal Philips or any of its subsidiaries or affiliates has publicly announced an intention (whether or not conditional) to make a proposal or offer relating to an Acquisition Proposal; and

             (v) within fifteen (15) months after the date of such termination, the Issuer consummates or enters into an agreement with respect to any Acquisition Proposal; in addition, if the Issuer recommends acceptance by the shareholders of a third-party tender offer or exchange offer, such recommendation will be treated as though an agreement had been entered into.

         In addition, the Issuer will also be required to pay Royal Philips a termination fee if:

             (i) the Issuer fails to comply in any material respect with any of its obligations or agreements in the Tender Offer Agreement, which failure is not cured after Royal Philips informs the Issuer of such failure;

             (ii) the Issuer's board of directors amends or modifies in a manner adverse to Royal Philips its approval or recommendation of the Offer, withdraws such recommendation or approves or recommends any other Acquisition Proposal, or resolves to do any of the foregoing; or

             (iii) the Issuer terminates the Tender Offer Agreement in order to accept and enter into an agreement relating to a Superior Proposal.

         If the Issuer is obligated to pay Royal Philips a termination fee as described above, the Issuer will also reimburse Royal Philips' actual out-of-pocket costs and expenses incurred in connection with the Tender Offer Agreement and the transactions contemplated thereby up to a maximum of two million five hundred thousand dollars ($2,500,000). The parties have agreed that if Goldman, Sachs & Co. or any of its affiliates is entitled to receive a portion of the termination payment pursuant to the terms of its engagement with Royal Philips, such payment will not be deemed part of Royal Philips' costs and expenses.

     THE GOVERNANCE AGREEMENT.

         Effectiveness. The Governance Agreement will become effective at the time Royal Philips purchases Shares pursuant to the terms and conditions of the Tender Offer Agreement (the "Governance Agreement Effective Time").

         Termination of the Governance Agreement. The Governance Agreement will terminate on the first date that Royal Philips is no longer the beneficial owner of five (5) percent of the Issuer's Voting Stock, although Royal Philips and the Issuer may terminate the agreement earlier by mutual written consent and except that the provisions of the agreement relating to the establishment of committees of the Issuer's board of directors will terminate on the first date that Royal Philips is the beneficial owner of less than a majority of the outstanding Voting Stock. As used in the Governance Agreement, the term "Voting Stock" means shares of the capital stock of the Issuer having the right to vote generally in any election of directors of the Issuer.

         Purchases of Shares by Royal Philips After the Offer. The Governance Agreement provides that, until the third anniversary of the Governance Agreement Effective Time, Royal Philips will not, directly or indirectly, purchase or otherwise acquire, or propose or offer to purchase or acquire, or otherwise become the beneficial owner, individually or as a member of a "group" (as defined for purposes of Section 13d of the Exchange
Act), of any Equity Securities, if, immediately after such transaction, Royal Philips and its Affiliates or Associates (each of which terms have the respective meanings ascribed to them under the rules promulgated under the Exchange Act) would, directly or indirectly, beneficially own in excess of 75% of the then outstanding shares of Voting Stock. As used in the Governance Agreement, the term "Equity Security" means Voting Stock, securities of the Issuer convertible into or exchangeable for Voting Stock, and options, rights, warrants and similar securities issued by the Issuer to purchase Voting Stock.

         Notwithstanding the foregoing restriction, after the first anniversary of the Governance Agreement Effective Time and until the third anniversary, Royal Philips or any of its Affiliates or Associates may acquire all, but not less than all, of the Equity Securities of the Issuer which are not then beneficially owned by Royal Philips or one or more of its Affiliates or Associates. However, any transaction or series of related transactions during that time period in which Royal Philips would acquire all of the Equity Securities it does not then own is subject to the receipt of the approval of the Supervisory Committee of the Issuer's board of directors.

         Transfer of Shares After the Offer. Royal Philips has agreed that, until the first anniversary of the Governance Agreement Effective Time, it will not, and will not permit any of its subsidiaries to, directly or indirectly, sell, transfer or otherwise dispose of any Equity Securities beneficially owned, directly or indirectly, by Royal Philips or its subsidiaries except to Royal Philips or to any subsidiary of Royal Philips. Notwithstanding the foregoing, the terms of the Governance Agreement permit Royal Philips to sell, transfer or assign Equity Securities, or permit any of its subsidiaries which beneficially own Equity Securities to sell, transfer or assign such Equity Securities, so long as after giving effect to any such sales, transfers or assignments of Equity Securities, Royal Philips and its subsidiaries beneficially own at least 60% of the then outstanding shares of Voting Stock.

         After the first anniversary of the Governance Agreement Effective Time and until the third anniversary of the Governance Agreement Effective Time, Royal Philips may sell or dispose of any Equity Securities to any person, but may not enter into or consummate any transaction (or series of related transactions) involving the sale or transfer of Equity Securities that would result in (i) any person other than Royal Philips or any Affiliate or Associate of Royal Philips beneficially owning in excess of 10% of the outstanding Voting Stock (a "Third Party Purchaser") and (ii) Royal Philips and its Affiliates and Associates beneficially owning less than a majority of the then outstanding Voting Stock, unless:

             (i) the Third-Party Purchaser contemporaneously offers to acquire, or acquires, on the same terms and conditions as are applicable to Royal Philips, its Affiliates or Associates, 100% of the Voting Stock beneficially owned by persons or entities other than Royal Philips, its Affiliates or Associates; or

             (ii) the Third-Party Purchaser offers to purchase, on the same terms and conditions as are applicable to Royal Philips, its Affiliates or Associates, pursuant to a tender or exchange offer made in accordance with applicable law, including Section 14(d)(1) and Regulation 14D of the Exchange Act, all or a specified percentage of the then outstanding shares of Voting Stock (and Royal Philips has agreed that it and its Affiliates or Associates will not sell to the Third Party Purchaser any shares of Voting Stock other than pursuant to such tender or exchange offer).

         After the third anniversary of the Governance Agreement Effective Time, Royal Philips may sell or dispose of any Equity Securities to any person without limitation.

         The Issuer's Board of Directors. The Governance Agreement provides that the Issuer will take any and all action necessary so that, promptly following the Governance Agreement Effective Time, the board of directors will consist of eleven (11) directors. These eleven directors will be comprised of the following individuals:

             (i) one director will be the Chief Executive Officer of the Issuer and one director will be another officer of the Issuer designated by the Chief Executive Officer of the Issuer (together, the "Management Directors");

             (ii) six (6) directors would be designated by Royal Philips (the "Purchaser Directors"); and

             (iii) three (3) directors would be "Independent Directors" (as defined below).

         After the Governance Agreement Effective Time, the board of directors will have the power to increase or decrease the size of the board in its discretion so long as (x) there are at least two (2) Management Directors and three (3) Independent Directors, and (y) the relative percentage of Management Directors, Independent Directors and Purchaser Directors is maintained, in all material respects, as in effect immediately prior to any such increase or decrease. As used in the Governance Agreement, the term "Independent Director" means a director of the Issuer (i) who is not and has never been an officer or employee of the Issuer, any Affiliate or Associate of the Issuer, or an entity that derived 5% or more of its revenues or earnings in its most recent fiscal year from transactions involving the Issuer or any Affiliate or Associate of the Issuer, (ii) who is not and has never been an officer, employee or director of Royal Philips, any Affiliate or Associate of Royal Philips, or an entity that derived more than 5% of its revenues or earnings in its most recent fiscal year from transactions involving Royal Philips or any Affiliate or Associate of Royal Philips and (iii) who was nominated for such position by the Nominating Committee in accordance with the terms of the Governance Agreement. The initial Independent Directors will be John H. Underwood, Richard H. Stowe and A. Fred Ruttenberg.

         In addition, as set forth in the following table, the number of directors Royal Philips is permitted to designate or nominate under the terms of the Governance Agreement is based on its beneficial ownership of Voting Stock:

Beneficial Ownership of Voting Stock        Number of Directors
------------------------------------        -------------------

More than 50%                                    6
More than 36%                                    4
More than 27%                                    3
More than 18%                                    2
5% or more                                       1
Less than 5%                                     0

         If Royal Philips has the right to designate fewer than six (6) directors, the Nominating Committee of the

Issuer's board of directors will nominate that number of additional Independent Directors as is necessary to constitute the entire board of directors.

         Royal Philips will have the right to designate any replacement for a Purchaser Director at the termination of such director's term or upon such director's death, resignation, retirement, disqualification, removal from office or other cause, and the Chief Executive Officer of the Issuer will have the right to designate any replacement for a Management Director at the termination of such director's term or upon such director's death, resignation, retirement, disqualification, removal from office or other cause.

         Committees of the Issuer's Board of Directors. The Governance Agreement provides that the board of directors will establish the following three (3) committees, with the following responsibilities:

             (i) a Nominating Committee, responsible, among other things, for the nomination, subject to the terms of the Governance Agreement, of the Independent Directors and consisting solely of two (2) Independent Directors, one Purchaser Director and one Management Director as selected by the board of directors from time to time;

             (ii) a Compensation Committee, responsible, among other things, for the adoption, amendment and administration of all employee benefit plans and arrangements and the compensation of all officers of the Issuer, and consisting of two (2) Independent Directors and two (2) Purchaser Directors as selected by the Nominating Committee and Royal Philips, respectively, from time to time;

             (iii) a Supervisory Committee, consisting of at least three (3) Independent Directors selected by a majority of the Independent Directors, responsible, among other things, for:

                (a) the general oversight, administration, amendment and
             enforcement, on behalf of the Issuer, of (1) those provisions of the Tender Offer Agreement that survive Royal Philips' purchase of Shares pursuant to the Offer, (2) the Governance Agreement and

             (3) the License Agreement, dated as of May 22, 2000, between Philips Speech Processing and the Issuer; and

                (b) the entry into, general oversight, administration, amendment and enforcement, on behalf of the Issuer, of any other agreements or arrangements between the Issuer or any of its subsidiaries, on the one hand, and Royal Philips and any of its subsidiaries on the other hand, which would be required pursuant to Regulation S-K promulgated by the SEC to be disclosed in a registration statement filed under the Securities Act of 1933, as amended, or in a proxy statement or other report filed under the Exchange Act.

         The board of directors may establish such other committees as it may have determined in its discretion so long as those other committees did not conflict with, supersede or duplicate the duties or responsibilities of the Nominating Committee, the Compensation Committee or the Supervisory Committee.

Item 7.  Material to be Filed as Exhibits

         Exhibit           Description
         -------           -----------

            1 Tender Offer Agreement, dated as of May 22, 2000, between Royal Philips and the Issuer.

            2              Shareholder Agreement, dated as of May
                           22, 2000, between Royal Philips and John
                           M. Suender.

            3              Shareholder Agreement, dated as of May
                           22, 2000, between Royal Philips and
                           David A. Cohen.

            4              Shareholder Agreement, dated as of May
                           22, 2000, between Royal Philips and John
                           A. Donohoe, Jr.

            5              Shareholder Agreement, dated as of May
                           22, 2000, between Royal Philips and John
                           R. Emery.

            6              Shareholder Agreement, dated as of May
                           22, 2000, between Royal Philips and
                           Ethan Cohen.

            7              Shareholder Agreement, dated as of May
                           22, 2000, between Royal Philips and
                           Ronald A. Scarpone.

            8              Shareholder Agreement, dated as of May
                           22, 2000, between Royal Philips and John
                           W. Quaintance.

            9              Governance Agreement, dated as of May
                           22, 2000, between Royal Philips and the
                           Issuer.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2000



                                    KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                    By:    /s/  JAN H.M. HOMMEN
                                        ---------------------------------------
                                    Name:  Jan H. M. Hommen
                                    Title: Executive Vice President and
                                           Chief Financial Officer

                                    By:    /s/  ADRI BAAN
                                        ---------------------------------------
                                    Name:  Adri Baan
                                    Title: Executive Vice President

                                                                      SCHEDULE I

                    INFORMATION CONCERNING THE DIRECTORS AND
                       EXECUTIVE OFFICERS OF ROYAL PHILIPS

The following tables set forth the name, citizenship, business address and present principal occupation of each director and executive officer of Royal Philips.

               DIRECTORS AND EXECUTIVE OFFICERS OF ROYAL PHILIPS*



            NAME                                        PRESENT PRINCIPAL
                                                          OCCUPATION OR
                                                           EMPLOYMENT

  Cor Boonstra                         President, Chairman of the Board of
                                       Management and the Group Management
                                       Committee of Royal Philips Electronics.
                                       Currently, Member of the Supervisory
                                       Boards of Sara Lee DE N.V., Hunter
                                       Douglas International N.V.,
                                       NBM/Amstelland N.V., Ahold N.V.,
                                       Technical University Eindhoven. Member of the Board of Directors of The Seagram
                                       Company Ltd.

  Jan H.M. Hommen                      Executive Vice-President, Member of the
                                       Board of Management and the Group
                                       Management Committee and Chief Financial
                                       Officer of Royal Philips Electronics.


----------------------
*Each person has a business address at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, the Netherlands and is a citizen of the Netherlands, unless a different address and/or citizenship is indicated under his or her name.

  Adri Baan                            Executive Vice-President, Member of the
                                       Board of Management and the Group
                                       Management Committee and President/CEO of the Consumer Electronics Division of
                                       Royal Philips Electronics.

  Arthur P.M. van der Poel             Executive Vice-President, Member of the
                                       Board of Management, Member of the Group
                                       Management Committee and President/CEO of the Semiconductor Division of Royal
                                       Philips Electronics.

  John W. Whybrow                      Executive Vice-President, Member of
  United Kingdom                       Member of the Board of Management, Member
                                       of the Group Management Committee and
                                       President/CEO of the Lighting Division of Royal Philips Electronics.

  Gerard J. Kleisterlee                Executive Vice-President, Member of the
                                       Board of Management, Member of the Group
                                       Management Committee and President/CEO of the Components Division of Royal Philips
                                       Electronics.

  Ad H.A. Veenhof                      Senior Vice-President, Member of the
                                       Group Management Committee, President/CEO of the Domestic Appliances and Personal
                                       Care Division of Royal Philips
                                       Electronics.

  Hans M. Barella                      Senior Vice-President, Member of the
                                       Group Management Committee of Royal
                                       Philips Electronics. President/CEO of the
                                       Medical Systems Division of Royal Philips
                                       Electronics.

  Jan P. Oosterveld                    Senior Vice-President, Member of the
                                       Group Management Committee responsible
                                       for strategy and regions of Royal Philips
                                       Electronics.

  Arie Westerlaken                     Senior Vice-President, Member of the
                                       Group Management Committee, General
                                       Secretary, Chief Legal Officer and
                                       Secretary to the Board of Management of
                                       Royal Philips Electronics.

  Ad Huijser                           Senior Vice-President, Member of the
                                       Group Management Committee and CEO of
                                       Philips Research of Royal Philips
                                       Electronics.

  Tjerk Hooghiemstra                   Senior Vice-President and Member of the
                                       Group Management Committee responsible
                                       for Corporate Human Resources Management of Royal Philips Electronics.

  Guy Demuynck                         Senior Vice-President, Member of the
                                       Group Management Committee and CEO of
                                       Consumer Electronics Mainstream of Royal
                                       Philips Electronics.

  L.C. van Wachem                      Retired. Member of the Supervisory Board
                                       of Royal Philips Electronics since 1993.
                                       Chairman of the Supervisory Board of
                                       Royal Dutch Petroleum Company; Member of the Supervisory Boards of Akzo Nobel,
                                       BMW, and member of the Board of Directors of IBM, ATCO and Zurich Insurance.

  W. de Kleuver                        Retired. Member of the Supervisory Board
                                       of Royal Philips Electronics since 1998.

  W. Hilger Germany                    Retired. Member of the Supervisory Board
                                       of Royal Philips Electronics since 1990.

  L. Schweitzer                        Member of the Supervisory Board of Royal
  34 Quai du Point du Jour             Philips Electronics since 1997.
  BP 103 92109                         Chairman and Chief Executive Officer of
  Boulogne                             Renault; Member of the Boards of
  Bilancourt                           Pechiney, Banque Nationale de Paris,
  Cedex, France                        Electricite de France.

  Sir Richard Greenbury                Member of the Supervisory Board of Royal
  United Kingdom                       Philips Electronics since 1998. Former
                                       Chairman and CEO of Marks & Spencer and
                                       former non-executive member of the Board of Directors of Lloyds TSB, British Gas,
                                       ICI and Zeneca.

  J.M. Hessels                         Member of the Supervisory Board of Royal
                                       Philips Electronics since 1999. Chief
                                       Executive Officer of Vendex KBB. Member
                                       of the Supervisory Boards of Achmea,
                                       Amsterdam Exchanges, Barnes & Noble.com,
                                       Laurus, Schiphol Group and Royal Vopak.

  K. van Miert                         Member of the Supervisory Board of Royal
                                       Philips Electronics since 2000. Chairman
                                       - Rector of Nijenrode University.